Securities and Exchange Commission
RECEIVED
FEB 27 2009
Office of Compliance Inspection and Examinations

09058270

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 67510

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bowen Advisors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 International Place, Suite 1600
(No. and Street)

Boston | MA | 02110
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Debra V. Bowen (781)733-0493
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wolf & Company, P.C.
(Name – *if individual, state last, first, middle name*)

99 High Street | Boston | MA | 02110
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Paul Bowen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bowen Advisors, Inc., as of February 23rd, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KATHLEEN BARRETTO
Notary Public
Commonwealth of Massachusetts
My Commission Expires
January 3, 2014

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

INDEPENDENT AUDITORS' REPORT

To the Shareholder of
Bowen Advisors, Inc.
Boston, Massachusetts

We have audited the accompanying statement of financial condition of Bowen Advisors, Inc. (the "Company"), as of December 31, 2008, and the related statements of income, changes in shareholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bowen Advisors, Inc., as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information presented on pages 10 though 14 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wolf & Company, P.C.
Boston, Massachusetts
February 17, 2009

BOWEN ADVISORS, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2008

ASSETS

Cash and cash equivalents	$ 125,027
Accounts receivable, net	511,673
Note receivable - employee	3,473
Prepaid expenses	5,768
Property and equipment, net	6,027
Total assets	$ 651,968

LIABILITIES AND SHAREHOLDER'S EQUITY

Accounts payable	$ 7,793
Accrued retirement plan contribution	25,543
Accrued compensation	140,977
Other current liabilities	19,874
Total liabilities	194,187
Shareholder's equity:	
Common stock, $0.0001 par value, 10,000,000 shares authorized, 8,000,000 shares issued and outstanding	800
Additional paid-in capital	5,200
Retained earnings	451,781
Total shareholder's equity	457,781
Total liabilities and shareholder's equity	$ 651,968

See accompanying notes to financial statements.

BOWEN ADVISORS, INC.

STATEMENT OF INCOME

Year Ended December 31, 2008

Revenue:	
Consulting services	$ 661,773
Success fees	1,983,750
Reimbursed expenses	26,647
Total revenue	2,672,170
Expenses:	
Officer's compensation	792,500
Salaries, bonuses and commissions	813,291
General and administrative	241,411
Rent and other occupancy costs	95,876
Provision for bad debt	145,000
Marketing	72,142
Payroll taxes	65,453
Professional fees	56,724
Travel and entertainment	55,934
Employee benefits	51,687
Insurance	49,596
Telephone	36,257
Reimbursed travel and other direct expenses	26,647
Retirement plan contribution	25,543
Computer-related expenses	9,512
Depreciation expense	3,716
Contributions	3,500
Franchise and state fees	3,462
Licenses and permits	3,133
Bank service charges	2,870
Dues and subscriptions	1,686
Total expenses	2,555,940
Other income (expense):	
Interest income	3,747
Realized loss on sale of investment	(11,362)
Total other income (expense)	(7,615)
Net income	$ 108,615

See accompanying notes to financial statements.

BOWEN ADVISORS, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

Year Ended December 31, 2008

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Shareholder's equity at December 31, 2007	$ 800	$ 5,200	$ 385,666	$ 391,666
Net income	-	-	108,615	108,615
Shareholder distributions	-	-	(42,500)	(42,500)
Balance at December 31, 2008	$ 800	$ 5,200	$ 451,781	$ 457,781

See accompanying notes to financial statements.

BOWEN ADVISORS, INC.

STATEMENT OF CASH FLOWS

Year Ended December 31, 2008

Cash flows from operating activities:	
Net income	$ 108,615
Adjustments to reconcile net income to net cash provided by operating activities:	
Provision for bad debt	145,000
Realized loss on sale of investment	11,362
Depreciation	3,716
Changes in operating assets and liabilities:	
Accounts receivable	(361,021)
Note receivable - employee	3,627
Prepaid expenses	(739)
Accounts payable	(12,426)
Unearned revenue	(14,970)
Accrued retirement plan contribution	(95,788)
Accrued compensation	84,950
Other current liabilities	8,750
Net cash used by operating activities	(118,924)
Cash flows from investing activities:	
Purchases of property and equipment	(1,849)
Proceeds from sale of investment	33,514
Net cash provided by investing activities	31,665
Cash flows from financing activities:	
Shareholder distributions	(42,500)
Net cash used by financing activities	(42,500)
Net decrease in cash and cash equivalents	(129,759)
Cash and cash equivalents at beginning of year	254,786
Cash and cash equivalents at end of year	$ 125,027

See accompanying notes to financial statements.

BOWEN ADVISORS, INC.

NOTES TO FINANCIAL STATEMENTS

Year Ended December 31, 2008

1. ORGANIZATION AND NATURE OF BUSINESS

Bowen Advisors, Inc. (the "Company') was organized on January 2, 2004 under the laws of the State of Delaware. Paul I. Bowen, III is the Company's sole owner. The Company's registration as a broker-dealer with the Securities and Exchange Commission ("SEC") and as a member of the Financial Industry Regulatory Authority ("FINRA") was approved on June 5, 2007. The Company provides business consulting and private placement services for its clients in Massachusetts, elsewhere in the United States and internationally.

Revenue associated with transactions which closed during the year and which is non-recurring in nature represents approximately 100% of total revenue for the year ended December 31, 2008.

The Company claims exemption from the requirements of Rule 15c3-3 under Section (K)(2)(ii) of the Rule.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. All items of income and expense are accounted for on the accrual basis.

Cash and Cash Equivalents

Cash and cash equivalents include cash and highly liquid investments with an original maturity of three months or less. Cash and cash equivalents exclude amounts segregated under federal or other regulations.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates include the valuation of accounts receivable and the recognition of various accrued expenses. Actual results could differ from those estimates.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition

The Company recognizes revenue from consulting and valuation services on a monthly basis as work is performed. The Company recognizes success fees as earned upon the closing of the underlying transaction. In addition, the Company records revenues derived from reimbursement of out-of-pocket expenses incurred monthly as invoiced.

Accounts Receivable

Accounts receivable represent amounts invoiced by the Company. Management assesses the need for any allowance for doubtful accounts based on information regarding individual accounts and historical experience. An allowance for doubtful accounts is determined based on management's best estimate of probable losses inherent in the accounts receivable balance. There is an allowance of $145,000 for doubtful accounts at December 31, 2008.

Property and Equipment

Property and equipment consisting primarily of office equipment are recorded at cost. Depreciation is computed based on estimated useful lives (ranging from three to seven years) using the straight-line method.

Income Taxes

The Company, with the consent of its sole shareholder, has elected to be taxed in accordance with Subchapter S of the Internal Revenue Code. As a Subchapter S corporation, the Company's taxable income is reported on the shareholder's individual income tax returns. The Company's taxable income is subject to state income taxes and state excise taxes in accordance with statutory requirements. If material, the Company recognizes deferred tax assets and liabilities for the expected future state tax consequences of differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities.

Commissions

Commissions and bonuses associated with success fees are earned by non-shareholder employees when the related success fee is recorded by the Company. Commissions and bonuses associated with success fee revenue and payable to the sole shareholder are deemed discretionary and are recognized when paid.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (concluded)

Recent Accounting Pronouncements

In July 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes – An Interpretation of FASB Statement No. 109 ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, Accounting for Income Taxes. FIN 48 prescribes a comprehensive model for recognizing, measuring, presenting and disclosing in the financial statement tax positions taken or expected to be taken in a tax return.

In December 2008, the FASB provided for the deferral of the effective date of FIN 48 for certain nonpublic enterprises. The Company has elected this deferral and, accordingly, will be required to adopt FIN 48 in its 2009 annual financial statements. Prior to adoption of FIN 48, the Company will continue to evaluate its uncertain tax positions and related income tax contingencies under SFAS No. 5, Accounting for Contingencies. SFAS No. 5 requires the Company to accrue for losses it believes are probable and can be reasonably estimated. While management has not yet completed its analysis, it does not anticipate that the adoption of FIN 48 will have a material impact on its financial position or results of operations.

3. ACCOUNTS RECEIVABLE

Included in accounts receivable is a long-term receivable in the amount of $180,000. In November 2007, the Company was engaged by a client, under terms consistent with the Company's normal engagement letter terms, to provide consulting services and act as a seller's agent in connection with the sale of the client's business. In November 2008, in connection with a sale, which closed in August 2008, the Company agreed to extend payment terms for the portion, $240,000, of the success fee that was not paid at closing. The extended payment terms call for payments of $60,000 to be made to the Company by August 25, 2009 and 2010, respectively, and a final payment of $120,000 to be made to the Company by August 25, 2011. The Company does not anticipate non-performance by the counterparty, and the financial statements do not include any reserve for such risks. The extended payment terms do not provide for interest; however, management has determined that any imputed interest is immaterial. Additionally, the fair value of this long-term accounts receivable approximates carrying value. Finally, in connection with the receivable there are bonuses payable amounting to $108,000 which will be paid under the same terms.

4. NOTE RECEIVABLE - EMPLOYEE

The Company has a $3,473 promissory note from one of its employees. The note bears interest at an annual rate of 3.18% and is to be paid back over a two-year period ending December 2009.

5. PROPERTY AND EQUIPMENT

Property and equipment consists of the following as of December 31, 2009:

Office equipment	$ 11,282
Less accumulated depreciation	(5,255)
	$ 6,027

6. RETIREMENT PLAN

As of January 1, 2008, the Company has implemented a 401(k)/Profit-Sharing Plan ("the Plan") which covers all full-time employees meeting the service requirements of the plan.

Under the 401(k) component of the Plan, employees can elect to contribute up to statutory limits. Under the profit sharing component of the Plan, the Company is required to contribute a minimum amount equal to 3% of all eligible employees' annual compensation. At the sole discretion of the equity owner of the Company, the profit sharing component may exceed the 3% Safe Harbor amount up to the maximum contributions as allowed by IRS regulations.

Employees are 100% vested in contributions made on their behalf under the 3% Safe Harbor provision. Vesting on profit sharing amounts exceeding the 3% occurs upon an eligible employee's 2-year anniversary with the Company.

The Company has recorded contribution expense to the plan of $25,543 for the year ended December 31, 2008.

7. COMMITMENTS

The Company leases office space under operating sublease agreements. The agreements expire in 2009. Rent expense under operating leases for the year ended December 31, 2008 was $65,788.

Future minimum lease payments required under these operating sublease agreements total $16,478 for the year ended December 31, 2009.

8. CONCENTRATIONS OF CREDIT RISK

Accounts receivable from one customer (Note 3) accounted for 47% of accounts receivable, net at December 31, 2008. Accounts receivable from a second customer accounted for 42% of accounts receivable, net at December 31, 2008.

9. REGULATORY NET CAPITAL REQUIREMENTS

As a broker-dealer, the Company is subject to the Securities and Exchange Commission's ("SEC") regulations and operating guidelines, which require the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as defined, not to exceed 8:1 (800%). Net capital and the related ratio of aggregate indebtedness to net capital may fluctuate on a daily basis. At December 31, 2008 the Company had net capital of $48,839 which is $35,893 in excess of its required net capital of $12,946. At December 31, 2008, the Company's aggregate indebtedness as a percentage of net capital was 398%.

BOWEN ADVISORS, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
AND STATEMENT PURSUANT TO RULE 17a-5(d)(4)
OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2008

Computation of net capital:

Total shareholder's equity from statement of financial condition	$ 457,781
Less: non-allowable assets:	
Accounts receivable	393,672
Note receivable - employee	3,473
Prepaid expenses	5,768
Property and equipment, net	6,027
Total non-allowable assets	408,940
Less: haircuts on securities	(2)
Net capital	$ 48,839

Computation of basic net capital requirement:

Net capital requirement of reporting broker-dealer	$ 12,946
Excess net capital	$ 35,893
Aggregate indebtedness	$ 194,187
Percentage of aggregate indebtedness to net capital	398%

See independent auditors' report.

BOWEN ADVISORS, INC.

RECONCILIATION OF NET CAPITAL COMPUTATION
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2008

A reconciliation of the net capital computation included herein (page 11) with the unaudited net capital computation included in the FOCUS Report as of December 31, 2008 is as follows:

Unaudited net capital at December 31, 2008	$ 54,866
Non-allowable asset erroneously reported as allowable:	
Property and equipment, net	(6,027)
Audited net capital at December 31, 2008	$ 48,839

See independent auditors' report.

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Shareholder of
Bowen Advisors, Inc.
Boston, Massachusetts

In planning and performing our audit of the financial statements of Bowen Advisors, Inc. (the "Company"), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(l) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company and included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a- 13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the

practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company's financial reporting.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the use of the shareholder, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Wolf & Company, P.C.

Boston, Massachusetts
February 17, 2009

WOLF
& COMPANY, P.C.

Certified Public Accountants
and Business Consultants

BOWEN ADVISORS, INC.

FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION

Year Ended December 31, 2008

99 High Street • Boston, Massachusetts • 02110-2320 • Phone 617-439-9700 • Fax 617-542-0400
1500 Main Street • Suite 1500 • Springfield, Massachusetts • 01115 • Phone 413-747-9042 • Fax 413-739-5149
125 Wolf Road • Suite 209 • Albany, New York • 12205 • Phone 518-454-0880 • Fax 518-454-0882
www.wolfandco.com